Glenborough Realty Trust
Annual Report 2004


05049343

Glenborough

owns and manages high quality multi-tenant office properties with strong tenant demand attributes in select locations. 〉


Washington DC

1525 Wilson, Arlington, VA



610 West Ash, San Diego, CA

In 2004, we continued to focus on three primary objectives at Glenborough.

- Owning a High Quality-High Demand Portfolio
- Maintaining a Conservative Capital Structure
- Providing Outstanding Asset Management

High Quality-High Demand Portfolio

We are focused on owning institutional quality, multi-tenant office properties in high tenant demand locations in select submarkets within five core markets—Washington DC, Boston, Northern New Jersey, and Northern and Southern California. The submarkets we target have one major theme in common—they all contain a significant demand generator for office space. A significant demand generator can be a dominant university, a large government agency, a busy airport hub, or nearby executive housing where decision makers live. We seek to invest in 24/7 neighborhoods in zoning constrained submarkets. Our experience with these locations is that due to inherent demand for office space, occupancies and rents remain higher.

Last year, we recycled $109 million of capital within our top market—Washington DC—in two large transactions. These transactions highlight what we believe are "important characteristics" for our portfolio. Early in the year, we sold our Cameron Run property located in Alexandria, Virginia and used the proceeds to purchase 1100 17th Street located in the heart of the District of Columbia. Cameron Run was a solid property in a "B" location whose major tenant, a government contractor, had grown to represent over 65% of the space in the building. The sale not only allowed us to recognize a significant gain but also to reduce our exposure to a large single tenant and to upgrade our location. The acquisition of 1100 17th Street met that goal with over 30 tenants in an A plus location. We recently completed a fixed rate financing on this property at 4.7% effectively locking in the positive arbitrage between the acquisition yield and the debt coupon.

In the second transaction, we completed the $77 million sale of our Rockwall I and II property in Rockville, Maryland and the acquisition of the $71.7 million Metro Place II property located in Merrifield, Virginia. While Rockwall I and II benefited from a strong location across from the White Flint Mall in Rockville, it was also an older property built in the mid 1970s which needed a lot of capital to remain competitive. The property had appreciated significantly since we had purchased it and we were approached by an adjacent landowner who wanted to develop a mixed use project utilizing some of the surface parking we owned. Eventually, we came to the conclusion that we would be better off selling Rockwall, which allowed them to consolidate ownership of the block and pursue their development plans. Glenborough booked a substantial gain on sale and reinvested the proceeds in the acquisition of Metro Place II. The property is 100% leased to a roster of high quality tenants who chose Metro Place because it is adjacent to the Metroline. This allows employers to draw employees from both the adjacent suburbs and the District of Columbia. Tenants have easy access to government offices downtown or at other stops on the Metroline during the day. Completed in 1999, the asset needs little in the form of additional capital and has no lease expirations until 2009.

Including the transactions described above, we sold $129 million of properties since the beginning of 2004 and purchased a like amount. Over the past few years, we have been very successful in sourcing acquisitions even though the environment for acquiring better quality assets has grown increasingly competitive due to capital inflows into real estate. There is no doubt that acquisitions remain one of the main challenges for our business model with sellers demanding low capitalization rates for well located, stabilized assets. The silver lining to this acquisition problem is that the value of the assets held by Glenborough has increased dramatically over the past year due to lower yield expectations from property investors.

One disappointment last year was the defeat by referendum to rezone our Marina Shores property in Redwood City, California. We had an excellent land-use plan which was approved by the planning commission and city council as well as endorsed by the county board of supervisors. However, taking advantage of a low threshold for signatures, a local opposition group succeeded in getting an initiative on the ballot overturning the approval of the city council. We are currently working on a revised plan for developing the land involving lower densities and building heights which will still meet our objectives.

We are convinced, more than any other single initiative we are undertaking, that a high quality-high demand multi-tenant portfolio will lead to a higher stock price and greater earnings in the future. We can achieve this initiative through the continued and disciplined process of improving our asset mix by trading and expanding our holdings within our core markets in the coming years.

Conservative Capital Structure

The metrics used to measure our capital structure are prudent amounts of leverage, strong coverage ratios and minimal exposure to rising rates of interest. We substantially improved our balance sheet in 2004 with two well received common stock offerings. We raised $163 million and used the proceeds to redeem over 60% of our outstanding preferred stock. These transactions were underwritten by Goldman Sachs and, with their assistance, we expanded our institutional investor base. At the same time, we decreased the company's overall leverage ratio (debt plus preferred stock divided by total market capitalization) from 62% to 52%. Through the repurchase of preferred shares, we also improved cash flow and our fixed charge coverage ratio—both closely watched benchmarks in the investment community.

We made a strong commitment to decrease our percentage of floating rate debt. We have benefited over the past few years by having a portion of our debt at low floating rates, but with rates rising, 2004 was the year to lock in longer term, fixed rate financing. We entered 2004 with 35% of our debt at floating rates of interest; we ended the year with 19% floating rate exposure. One benefit of the continued improvement of our asset quality is the interest rate spreads on our debt have continued to decline. Depending on the maturity of the debt, we are now borrowing at between 110 to 135 basis points over the applicable Treasury rate—the lowest spreads in some time. Our average interest rate is now 5.5% and over 80% of our debt is fixed rate with a very balanced ladder of maturities.


Boston

ummer Street, Boston, MA


San Francisco

Rincon Center, San Francisco, CA

Outstanding Asset Management

Starting out 2004 with 22% of our leases expiring presented a major challenge for Glenborough. Maintaining occupancy and lease rates were our primary goals. We maintained an 87% occupancy level and increased renewal rents by 9% on a GAAP basis. There has also been a concerted effort to manage the future lease rollover keeping the expirations down to a much more manageable level. On a same store basis, our office portfolio had a 1.2% decrease in net operating income on generally flat revenues and a slight increase in expenses. The aggressive management of operating costs which helped minimize the same store net operating income decline will continue as we see occupancy grow and vacancies improve. We leased over 1.3 million square feet of space (530,000 square feet in new leases and 804,000 square feet in renewed leases). We ended the year with 846 tenants and 79% of those tenants lease less than 10,000 square feet. No one tenant other than the federal government accounted for more than 1.50% of gross rents which, in our minds, equates to good diversification. In 2005, we have a more normalized year of lease rollover (just 13.9%) and over 35% of that is in our two top markets—Washington DC and Southern California—the two strongest office markets in the country.

We pursued several other important initiatives at the property level involving a greater utilization of national contracts; refinements to our long term property planning process; and benchmarking utility usage as part of our participation as an Energy Star Partner with the Environmental Protection Agency.

We are working to increase our institutional co-investment business, which will allow us to capitalize on our asset and property management capabilities. By investing with partners we can earn management fees that increase our return on equity. We are working to expand existing relationships and grow new ones to co-invest with us in new core and value added programs.

As we begin 2005, we are maintaining our course. Over time, as our portfolio evolves, we believe the market will recognize the quality inherent in it. This year we will continue to focus on three key objectives:

- Owning a High Quality-High Demand Portfolio
- Maintaining a Conservative Capital Structure
- Providing Outstanding Asset Management






Andrew Batinovich
President and Chief Executive Officer



Michael A. Steele
Executive Vice President and
Chief Operating Officer



New Jersey

Gatehall I, Parsippany, NJ

Financial Highlights

Year Ended December 31,	2000	2001	2002	2003	2004
(in thousands, except per share amounts)					
Total Operating Revenue[1]	$ 245,901	$ 195,311	$ 201,465	$ 202,253	$ 195,824
Funds from Operations[2]	71,390	72,784	48,548	54,964	53,781
FFO/Share[2]	$ 2.16	$ 2.39	$ 1.57	$ 1.78	$ 1.56
Common Dividends	$ 1.68	$ 1.69	$ 1.72	$ 1.56	$ 1.40
Common Shares Outstanding at Year End[3]	30,056	30,007	30,940	30,849	39,035
FFO Payout Ratio	77%	71%	110%	88%	90%
Gross Book Assets	1,483,995	1,533,512	1,619,567	1,593,960	1,662,194
Total Debt[4]	606,677	653,014	734,917	739,266	719,390
Debt/Book Assets	41%	43%	45%	46%	43%
Total Market Capitalization	1,381,344	1,487,600	1,538,708	1,603,620	1,721,315
Debt/Market Capitalization	44%	44%	48%	46%	42%
Number of Properties	88	79	74	65	62
Same Store NOI Growth	5.1%	4.7%	(3.2)%	(4.4)%	(2.3)%

1 Includes rental revenue and fees and reimbursements, including from related parties. Rental revenue includes the following amounts accounted for as discontinued operations (in $000s): $42,923 in 2000; $57,403 in 2001; $58,157 in 2002; $35,783 in 2003; and $12,517 in 2004.
2 Straight-line rents included in FFO in 2002, 2003 and 2004, but not in prior years.
3 Including Operating Partnership Units.
4 Including debt secured by properties classified as held for sale.

Historical Stock Price and Dividends[1]

	Common Stock			Preferred Stock		
	High	Low	Div/Share	High	Low	Div/Share
2003						
First Quarter	$18.23	$15.10	$0.43	$22.25	$21.10	$0.48
Second Quarter	19.89	15.63	0.43	24.75	21.55	0.48
Third Quarter	20.80	18.10	0.35	24.40	22.90	0.48
Fourth Quarter	20.23	18.90	0.35[2]	24.90	23.86	0.48[2]
2004						
First Quarter	22.54	18.70	0.35	25.85	24.76	0.48
Second Quarter	22.34	17.80	0.35	25.56	23.85	0.48
Third Quarter	21.01	17.88	0.35	25.44	24.03	0.48
Fourth Quarter	22.57	20.39	0.35[2]	25.76	25.00	0.48[2]
2005						
First Quarter	20.66[3]	19.05[3]	0.35[4]	25.95[3]	25.28[3]	0.48[4]

1 Stock prices shown are closing prices in trading on the New York Stock Exchange.
2 Dividends for the fourth quarter of 2003 and 2004 were paid in January of the following year.
3 High and low stock closing prices through March 2, 2005.
4 Dividends for the first quarter of 2005 will be paid on April 15, 2005.

Condensed Consolidated Statements of Income

For the Years Ended December 31,	2004	2003	2002
(in thousands, except share and per share amounts)			
Operating Revenue			
Rental revenue	$179,260	$162,854	$139,636
Fees and reimbursements, including from related parties	4,047	3,616	3,672
Total operating revenue	183,307	166,470	143,308
Operating Expenses			
Property operating expenses	63,679	55,714	44,313
General and administrative	11,582	12,370	11,685
Depreciation and amortization	58,952	50,145	37,873
Provision for impairment of real estate assets	3,752	2,852	—
Total operating expenses	137,965	121,081	93,871
Interest and other income	2,598	3,566	5,389
Equity in earnings of unconsolidated operating joint ventures	805	604	329
Interest expense	(33,742)	(29,988)	(24,739)
Loss on early extinguishment of debt	(2,035)	(294)	(9,998)
Provision for impairment of non-real estate assets	—	(5,746)	—
Income before minority interest, discontinued operations and cumulative effect of change in accounting principle	12,968	13,531	20,418
Minority interest	(465)	(1,101)	(291)
Income before discontinued operations and cumulative effect of change in accounting principle	12,503	12,430	20,127
Discontinued operations (including net gain on sales of $14,427, $14,204 and $6,704 in 2004, 2003 and 2002, respectively)	15,984	17,224	2,363
Income before cumulative effect of change in accounting principle	28,487	29,654	22,490
Cumulative effect of change in accounting principle	(912)	—	—
Net income	27,575	29,654	22,490
Preferred dividends	(14,777)	(19,491)	(19,564)
Dividends paid on redeemed preferred stock	(2,073)	—	—
(Premium)/discount and write-off of original issuance costs on preferred stock redemption and repurchases	(5,900)	254	—
Net income available to Common Stockholders	$ 4,825	$ 10,417	$ 2,926
Basic Income (Loss) Per Share Data:			
Continuing operations	$ (0.29)	$ (0.18)	$ 0.03
Discontinued operations	0.47	0.56	0.08
Cumulative effect of change in accounting principle	(0.03)	—	—
Net income available to Common Stockholders	$ 0.15	$ 0.38	$ 0.11
Basic weighted average shares outstanding	31,167,080	27,608,267	27,524,059
Diluted Income (Loss) Per Share Data:			
Continuing operations	$ (0.29)	$ (0.18)	$ 0.03
Discontinued operations	0.47	0.56	0.07
Cumulative effect of change in accounting principle	(0.03)	—	—
Net income available to Common Stockholders	$ 0.15	$ 0.38	$ 0.10
Diluted weighted average shares outstanding	31,167,080	27,608,267	30,915,236

See the footnotes to these condensed consolidated financial statements in the Company's Form 10-K.

Condensed Consolidated Balance Sheets

As of December 31,	2004	2003
(in thousands, except share amounts)		
Assets		
Rental properties, gross	$1,367,310	$1,339,287
Accumulated depreciation and amortization	(220,229)	(183,199)
Rental properties, net	1,147,081	1,156,088
Property held for sale (net of accumulated depreciation and amortization of $8,864 and $6,182 as of December 31, 2004 and 2003, respectively)	57,327	60,136
Investments in land and development	147,435	67,493
Investments in unconsolidated operating joint ventures	12,014	12,211
Mortgage loans receivable	12,872	40,323
Leasing and financing costs (net of accumulated amortization of $17,856 and $14,198 as of December 31, 2004 and 2003, respectively)	24,403	25,606
Cash and cash equivalents	6,003	18,992
Other assets	25,966	24,390
Total Assets	$1,433,101	$1,405,239
Liabilities and Stockholders' Equity		
Liabilities:		
Mortgage loans	$ 654,748	$ 605,447
Unsecured bank line of credit	21,320	89,941
Obligations associated with property held for sale	43,300	43,816
Other liabilities	31,282	37,221
Total liabilities	750,650	776,425
Commitments and contingencies		
Minority interest	39,124	36,969
Stockholders' Equity:		
Common stock, $0.001 par value, 188,000,000 shares authorized, 36,033,126 and 27,847,477 shares issued and outstanding at December 31, 2004 and 2003, respectively	36	28
Preferred stock, $0.001 par value, 12,000,000 shares authorized, $25.00 liquidation preference, 6,850,325 and 9,956,300 shares issued and outstanding at December 31, 2004 and 2003, respectively	7	10
Additional paid-in capital	870,622	779,627
Deferred compensation	(4,056)	(2,977)
Distributions in excess of accumulated earnings	(223,282)	(184,843)
Total stockholders' equity	643,327	591,845
Total Liabilities and Stockholders' Equity	$1,433,101	$1,405,239

See the footnotes to these condensed consolidated financial statements in the Company's Form 10-K.

Condensed Consolidated Statements of Cash Flows

For the Years Ended December 31,	2004	2003	2002
(in thousands)			
Cash Flows from Operating Activities:			
Net income	$ 27,575	$ 29,654	$ 22,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	62,648	58,624	52,912
Amortization of loan fees, included in interest expense (including discontinued operations)	3,023	3,102	2,331
Accrued interest on mortgage loans receivable	(1,802)	(2,871)	(2,752)
Minority interest in income from operations	465	1,101	291
Equity in earnings of unconsolidated operating joint ventures	(805)	(604)	(329)
Net gain on sales of real estate assets	(14,427)	(14,204)	(6,704)
Loss on early extinguishment of debt (including discontinued operations)	2,075	5,882	11,442
Provision for impairment of real estate assets (including discontinued operations)	3,752	2,852	15,845
Provision for impairment of non-real estate assets	—	5,746	—
Cumulative effect of change in accounting principle	912	—	—
Amortization of deferred compensation	1,321	920	198
Accelerated vesting of stock options	—	122	—
(Increase)/decrease in other assets	(9,561)	(15,123)	(9,954)
Increase/(decrease) in other liabilities	(7,817)	(1,651)	3,356
Net cash provided by operating activities	67,359	73,550	89,126
Cash Flows from Investing Activities:			
Net proceeds from sales of rental properties	33,993	203,116	77,152
Acquisitions of rental properties	(30,828)	(194,605)	(126,040)
Payments for capital and tenant improvements	(26,291)	(29,536)	(26,028)
Investments in land and development	(39,734)	(10,059)	(20,682)
Investments in unconsolidated operating joint ventures	—	(75)	—
Distributions from unconsolidated operating joint ventures	1,002	2,742	—
Buyout of minority interest in consolidated subsidiary	—	(175)	—
Additions to mortgage loans receivable	—	(2,720)	—
Principal payments from mortgage loans receivable	29,253	7,081	—
Net cash used for investing activities	(32,605)	(24,231)	(95,598)
Cash Flows from Financing Activities:			
Proceeds from borrowings	308,969	303,399	300,006
Repayment of borrowings	(377,719)	(256,647)	(217,136)
Payment of deferred financing costs	(2,076)	(1,890)	(3,630)
Prepayment penalties on loan payoffs	—	(5,110)	(10,010)
Contributions from minority interest holders	222	—	27
Distributions to minority interest holders	(4,203)	(4,938)	(5,304)
Dividends paid to common and preferred stockholders	(58,041)	(65,117)	(66,803)
Proceeds from issuance of common stock, net of offering costs	163,283	—	—
Preferred stock redemption	(77,459)	—	—
Dividends paid on redeemed preferred stock	(2,073)	—	—
Premium and costs related to preferred stock redemption	(2,461)	—	—
Exercise of stock options	2,780	1,660	10,859
Repurchases of common stock	—	(3,419)	(674)
Repurchases of preferred stock	—	(3,538)	—
Net cash provided by (used for) financing activities	(48,778)	(35,600)	7,335

See the footnotes to these condensed consolidated financial statements in the Company's Form 10-K.

(continued)

For the Years Ended December 31,	2004	2003	2002
(in thousands)			
Net (decrease) increase in cash and cash equivalents	$ (14,024)	$ 13,719	$ 863
Cash and cash equivalents at Marina Shores on January 1, 2004	1,035	—	—
Cash and cash equivalents at beginning of year	18,992	5,273	4,410
Cash and cash equivalents at end of year before adjustment for properties held for sale	6,003	18,992	5,273
Cash and cash equivalents at properties held for sale	—	—	(244)
Cash and cash equivalents at end of year	$ 6,003	$ 18,992	$ 5,029
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest (net of capitalized interest of $3,572, $3,119 and $3,939 in 2004, 2003 and 2002, respectively)	$ 34,177	$ 35,387	$ 36,876
Supplemental Disclosure of Non-cash Investing and Financing Activities:			
Non-cash components of consolidation of Marina Shores:			
Investments in land and development	$ 46,322	$ —	$ —
Cash and cash equivalents	1,035	—	—
Mortgage loans payable	(45,000)	—	—
Minority interest	(2,228)	—	—
Other assets and liabilities, net	(129)	—	—
Total	$ —	$ —	$ —
Reclassification of real estate assets from investments in land and development and unconsolidated operating joint ventures to rental properties	$ 1,450	$ 18,084	$ 36,494
Acquisition of investment in operating joint venture:			
Exchange of related note receivable	$ —	$ 3,775	$ —
Issuance of note payable, net of discount	—	2,518	—
Total	$ —	$ 6,293	$ —
Assumption of mortgage loans in acquisition of real estate	$ 21,049	$ 18,815	$ 3,882
Disposition of real estate involving buyer's assumption of mortgage loans	$ 17,175	$ 61,218	$ 4,850
Note receivable from sale of investment in development	$ —	$ —	$ 3,775
Write-off of original issuance costs on preferred stock redemption	$ 3,439	$ —	$ —
Reallocation of limited partners' interests in Operating Partnership	$ 3,443	$ (195)	$ 359
Conversion of Operating Partnership units into common stock, at market value on date of issuance	$ —	$ 200	$ 1,151
Issuance of restricted stock:			
Additional paid-in capital	$ (2,400)	$ —	$ —
Deferred compensation	2,400	—	—
Total	$ —	$ —	$ —
Retirement of fully depreciated assets:			
Rental properties, gross	$ (9,427)	$ —	$ —
Accumulated depreciation	9,427	—	—
Total	$ —	$ —	$ —
Unrealized loss on marketable securities	$ —	$ —	$ (31)

See the footnotes to these condensed consolidated financial statements in the Company's Form 10-K.

Supplementary Financial Information

Quarter Ended	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
(in thousands, except for weighted average shares and per share amounts)				
Operating Revenue				
Rental revenue	$43,870	$45,894	$45,736	$43,760
Fees and reimbursements, including from related parties	829	1,032	757	1,429
Total operating revenue	44,699	46,926	46,493	45,189
Operating Expenses				
Property operating expenses	16,184	15,610	15,795	16,090
General and administrative	2,172	4,009	3,025	2,376
Depreciation and amortization	13,944	14,662	15,228	15,118
Provision for impairment of real estate assets	—	—	—	3,752
Total operating expenses	32,300	34,281	34,048	37,336
Interest and other income	832	638	567	561
Equity in earnings of unconsolidated operating joint ventures	188	249	158	210
Interest expense	(8,153)	(8,228)	(8,632)	(8,729)
Loss on early extinguishment of debt	(85)	—	(1,950)	—
Income (loss) before minority interest, discontinued operations and cumulative effect of change in accounting principle	5,181	5,304	2,588	(105)
Minority interest	12	(667)	(29)	219
Income before discontinued operations and cumulative effect of change in accounting principle	5,193	4,637	2,559	114
Discontinued operations	419	13,369	1,160	1,036
Income before cumulative effect of change in accounting principle	5,612	18,006	3,719	1,150
Cumulative effect of change in accounting principle	(912)	—	—	—
Net income	4,700	18,006	3,719	1,150
Preferred dividends	(4,823)	(3,318)	(3,318)	(3,318)
Dividends paid on redeemed preferred stock	—	(2,073)	—	—
(Premium)/discount and write-off of original issuance costs on preferred stock redemption and repurchases	—	(5,909)	9	—
Net income (loss) available to Common Stockholders	$ (123)	$ 6,706	$ 410	$ (2,168)
Basic Income (Loss) Per Share Data:				
Continuing operations	$ 0.01	$ (0.17)	$ (0.02)	$ (0.10)
Discontinued operations	0.02	0.38	0.03	0.03
Cumulative effect of change in accounting principle	(0.03)	—	—	—
Net income (loss) available to Common Stockholders	$ —	$ 0.21	$ 0.01	$ (0.07)
Basic weighted average shares outstanding	28,564,399	31,662,622	31,682,728	32,745,311
Diluted Income (Loss) Per Share Data:				
Continuing operations	$ 0.01	$ (0.17)	$ (0.02)	$ (0.10)
Discontinued operations	0.02	0.38	0.03	0.03
Cumulative effect of change in accounting principle	(0.03)	—	—	—
Net income (loss) available to Common Stockholders	$ —	$ 0.21	$ 0.01	$ (0.07)
Diluted weighted average shares outstanding	31,899,526	31,662,622	31,682,728	32,745,311

(continued)

Quarter Ended	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
(in thousands, except for weighted average shares and per share amounts)				
Operating Revenue				
Rental revenue	$38,064	$40,161	$41.469	$43,160
Fees and reimbursements, including from related parties	807	961	791	1,057
Total operating revenue	38,871	41,122	42,260	44,217
Operating Expenses				
Property operating expenses	13,621	12,823	14.380	14,890
General and administrative	3,785	3,754	2,064	2,767
Depreciation and amortization	11,099	11,838	12,418	14,790
Provision for impairment of real estate assets	2,272	—	580	—
Total operating expenses	30,777	28,415	29,442	32,447
Interest and other income	808	1,116	835	807
Equity in earnings of unconsolidated operating joint ventures	123	181	174	126
Interest expense	(6,846)	(6,889)	(7,898)	(8,355)
Loss on early extinguishment of debt	—	—	—	(294)
Provision for impairment of non-real estate assets	—	(3,905)	—	(1,841)
Income before minority interest and discontinued operations	2,179	3,210	5,929	2,213
Minority interest	(613)	(588)	147	(47)
Income before discontinued operations	1,566	2,622	6,076	2,166
Discontinued operations	9,088	7,583	(2,543)	3,096
Net income	10,654	10,205	3,533	5,262
Preferred dividends	(4,891)	(4,888)	(4,889)	(4,823)
Discount on preferred stock repurchases	17	—	237	—
Net income (loss) available to Common Stockholders	$ 5,780	$ 5,317	$ (1,119)	$ 439
Basic Income (Loss) Per Share Data:				
Continuing operations	$ (0.09)	$ (0.06)	$ 0.04	$ (0.08)
Discontinued operations	0.30	0.25	(0.08)	0.10
Net income (loss) available to Common Stockholders	$ 0.21	$ 0.19	$ (0.04)	$ 0.02
Basic weighted average shares outstanding	27,639,046	27,600,788	27,605,193	27,596,266
Diluted Income (Loss) Per Share Data:				
Continuing operations	$ (0.09)	$ (0.06)	$ 0.04	$ (0.08)
Discontinued operations	0.30	0.25	(0.08)	0.10
Net income (loss) available to Common Stockholders	$ 0.21	$ 0.19	$ (0.04)	$ 0.02
Diluted weighted average shares outstanding	27,639,046	27,600,788	30,901,644	27,596,266

The Shareholders of
GLENBOROUGH REALTY TRUST INCORPORATED:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of GLENBOROUGH REALTY TRUST INCORPORATED (the Company) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders equity and cash flows for each of the years in the three-year period ended December 31, 2004, appearing in Appendix A to the proxy statement for the 2005 annual meeting of stockholders of the Company (not presented herein); and in our report dated March 15, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2004 and 2003 and the related condensed consolidated statements of income and condensed consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 18 to the consolidated financial statements, effective January 1, 2004, GLENBOROUGH REALTY TRUST INCORPORATED adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*

KPMG LLP

San Francisco, California
March 15, 2005

Board of Directors

Robert Batinovich
Chairman
Glenborough Realty Trust

Andrew Batinovich
President and Chief Executive Officer
Glenborough Realty Trust

Richard C. Blum
Chairman
Blum Capital Partners, L.P.

Patrick Foley
Private Business Consultant
Former Chairman and Chief Executive Officer
DHL Corporation, Inc.

Richard A. Magnuson
Executive Chairman
Digital Realty Trust

Laura Wallace
Chief Investment Officer
Public Employees Retirement System of Nevada

Executive Officers

Andrew Batinovich
President and Chief Executive Officer

Michael A. Steele
Executive Vice President and
Chief Operating Officer

Stephen R. Saul
Executive Vice President and Chief Financial Officer

Sandra L. Boyle
Executive Vice President, Project Management

Brian S. Peay
Senior Vice President, Finance and Accounting

Annual Meeting of Stockholders

The Annual Meeting will be held
at 10:00 A.M. on May 4, 2005 at:

Hotel Sofitel
223 Twin Dolphin Drive
Redwood City, California 94065

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Stock Listing

Common stock of the Company is traded on the New York Stock Exchange under the symbol "GLB." The Preferred Stock is traded under "GLB PrA."

Independent Registered Public Accounting Firm

KPMG LLP
San Francisco, California

Legal Counsel

Morrison & Foerster LLP
Palo Alto, California

Form 10-K and Other Materials

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to its stockholders. Such requests should be made to:

Shareholders Services
Glenborough Realty Trust Incorporated
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com
shareholderservices@glenborough.com

Certifications

The Company provided certificates to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. The certificates were included as Exhibits 31.01 and 31.02 of the Company's Form 10-K for the year ended December 31, 2004. Last year, Andrew Batinovich submitted to the New York Stock Exchange the CEO certification required by Section 303A, 12(a) of the NYSE Listed Company Manual.

Direct Stock Purchase Plan

The Company has a direct stock purchase plan including an optional dividend reinvestment component. Stockholders interested in participating can obtain information by contacting the Company or

Registrar and Transfer Company
Direct Purchase/DRP Department
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 525-7686


S&P
SMALLCAP
600
GLB
LISTED
NYSE



GLENBOROUGH
REALTY TRUST

Glenborough Realty Trust
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com